Amedica Corporation

1885 West 2100 South

Salt Lake City, Utah 84119

February 11, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ted Moskovitz

Re:	Amedica Corporation
Registration Statement on Form S-1
File No. 333-192232
Request for Acceleration

Ladies and Gentlemen:

Amedica Corporation, a Delaware corporation (the “Registrant”), hereby formally requests that the Registrant’s previous acceleration request dated February 7, 2014 be withdrawn.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (File No. 333-192232) be accelerated so that the registration statement may become effective at 5:00 p.m., Eastern time, on February 12, 2014, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes each of Daniel T. Kajunski and Anthony E. Hubbard of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

The Registrant hereby acknowledges that:

(i)

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Daniel T. Kajunski (617-542-1715) or Anthony E. Hubbard (617-542-1706) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours, Amedica Corporation

By:	/s/ Kevin Ontiveros
Name: Kevin Ontiveros Title: Chief Legal Officer

cc:	Securities and Exchange Commission

Amanda Ravitz, Assistant Director

Ted Mozkovitz

Amedica Corporation

Eric K. Olson

Jay M. Moyes

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel T. Kajunski

Anthony E. Hubbard

Cooley LLP

Darren K. DeStefano